EXHIBIT 99.1

RedHill Biopharma Provides Full-Year 2019 Financial Results and Operational Highlights

Key Highlights:

  Talicia® approved by the FDA for the treatment of H. pylori infection in adults; U.S. launch with RedHill’s sales force expected by mid-March 2020

  Acquisition of global rights to Movantik® (naloxegol) for the treatment of opioid-induced constipation (OIC) in adults from AstraZeneca, subject to certain closing conditions and regulatory clearances; Movantik® generated U.S. net sales of $96 million in 2019

  Entered a strategic partnership with Cosmo Pharmaceuticals, including investment of $36.3 million in RedHill and exclusive rights to commercialize Aemcolo® in the U.S. for travelers’ diarrhea; Promotion of Aemcolo® initiated in December 2019

  Completed a non-dilutive royalty-backed term loan facility for up to $115 million with HealthCare Royalty Partners

  Expected cash balance of approximately $60 million following closing of Movantik® acquisition

  Management to host conference call today at 8:30 a.m. EST to review financial results and operational highlights

TEL-AVIV, Israel and RALEIGH, N.C., March 04, 2020 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company primarily focused on the commercialization and development of proprietary drugs for the treatment of gastrointestinal diseases, today reported its full-year 2019 financial results and operational highlights.

“With the planned U.S. launch of Talicia®, the ongoing promotion of Aemcolo®, the recent acquisition of Movantik® and the expansion of our sales force, we expect 2020 to be a year of transformational growth as we work to become a leader in the gastrointestinal field,” said Micha Ben Chorin, RedHill’s Chief Financial Officer. “The $36.3 million strategic investment by Cosmo Pharmaceuticals and the non-dilutive royalty-backed term loan facility of up to $115 million from HealthCare Royalty Partners allow us to continue to execute our plans.”

Full Year 2019 Results1

Net Revenues for the year ended December 31, 2019 were $6.3 million, compared to $8.4 million for the year ended December 31, 2018. The decrease was attributed mainly to the competitive landscape surrounding Donnatal® and EnteraGam®.

Cost of Revenues for the year ended December 31, 2019 was $2.3 million, compared to $2.8 million for the year ended December 31, 2018. The decrease was in line with the decrease in revenues from our commercial products.

Gross Profit for the year ended December 31, 2019 was $4.0 million, with gross margin of 64.1%, compared to $5.5 million and 66.1%, respectively, for the year ended December 31, 2018.

Research and Development Expenses for the year ended December 31, 2019, were $17.4 million, compared to $24.9 million for the year ended December 31, 2018. The decrease was mainly due to the completion of the Phase 3 study with Talicia® and the finalization of the Phase 3 studies with
RHB-104.

Selling, Marketing and Business Development Expenses for the year ended December 31, 2019, were $18.3 million, compared to $12.5 million for the year ended December 31, 2018. The increase was mainly due to the expansion of our commercial operations to support the preparations for the launch of Talicia® and Aemcolo®.

General and Administrative Expenses for the year ended December 31, 2019 were $11.5 million, compared to $7.5 million for the year ended December 31, 2018. The increase was mainly due to the expansion of our U.S. commercial operations as well as an increase in professional services expenses to support the preparations for the launch of Talicia® and Aemcolo®.

Operating Loss for the year ended December 31, 2019 was $43.2 million, compared to $39.3 million for the year ended December 31, 2018. The increase was mainly due to the increase in commercial operating expenses, as described above.

Net Cash Used in Operating Activities for the year ended December 31, 2019 was $40.7 million, compared to $34.5 million for the year ended December 31, 2018. The increase in Net Cash Used in Operating Activities was a direct result of the increase in Operating Loss as described above.

Net Cash Provided by Financing Activities for the year ended December 31, 2019 was $35.5 million, compared to $41.8 million for the year ended December 31, 2018, resulting from a private placement transaction in 2019 compared to two underwritten public offerings in 2018.

Cash Balance2 as of December 31, 2019 was $47.9 million, compared to $53.2 million as of December 31, 2018.

Commercial Highlights:

Talicia® (omeprazole magnesium, amoxicillin and rifabutin)3
In November 2019, the U.S. Food and Drug Administration (FDA) approved Talicia® for the treatment of H. pylori infection in adults. RedHill expects to launch Talicia® in the U.S. by mid-March 2020.

Aemcolo® (rifamycin)4 and Strategic Investment by Cosmo Pharmaceuticals
In October 2019, RedHill entered into a strategic collaboration with Cosmo Pharmaceuticals N.V. (SIX: COPN), which included an exclusive license agreement for the U.S. rights to Aemcolo® and a simultaneous private investment by Cosmo Pharmaceuticals of $36.3 million in RedHill. In December 2019, RedHill initiated the U.S. promotion of Aemcolo® for the treatment of travelers’ diarrhea caused by non-invasive strains of Escherichia coli (E. coli) in adults.

Acquisition of Movantik® (naloxegol)5
In February 2020, RedHill announced that it is acquiring the global rights to Movantik®, excluding Europe, Canada and Israel, from AstraZeneca (LSE/STO/NYSE: AZN). The acquisition is expected to close in the first quarter of 2020, subject to certain closing conditions and regulatory clearances.  Movantik® is a peripherally acting mu-opioid receptor antagonist (PAMORA) indicated for the treatment of opioid-induced constipation (OIC) in adults with chronic non-cancer pain, including patients with chronic pain related to prior cancer or its treatment who do not require frequent opioid dosage escalation. Movantik® generated U.S. net sales of $96 million in 2019. Under the terms of the license agreement, RedHill will make an upfront payment of $52.5 million to AstraZeneca upon closing and a further non-contingent payment of $15 million 18 months post-closing. RedHill will also assume financial responsibility for sales-based royalty and potential milestone payments that AstraZeneca is required to pay to Nektar Therapeutics, the originator of Movantik®. AstraZeneca will continue to manufacture and supply Movantik® to RedHill during a transition period. In 2015, AstraZeneca entered into a co-commercialization agreement with Daiichi Sankyo, Inc. (“Daiichi Sankyo”) for Movantik® in the U.S., which will be transferred to RedHill upon closing of the transaction. Following such transfer, RedHill expects to lead all U.S. commercialization activities for Movantik® and will continue to share costs and pay sales-related commissions to Daiichi Sankyo under that agreement.

Financial Highlights:

In February 2020 RedHill entered into a non-dilutive royalty-backed term loan agreement with HealthCare Royalty Partners (HCR) pursuant to which HCR committed up to $115 million to support RedHill’s U.S. commercial operations. Under the terms of the agreement, RedHill will receive $30 million following closing to support RedHill’s commercial operations. Subject to satisfaction of certain conditions, RedHill will receive an additional $50 million to fund the acquisition of rights to Movantik®. Two additional tranches, the second of which is at the mutual agreement of RedHill and HCR, totaling $35 million will be available upon satisfaction of certain conditions to further support RedHill’s growing commercial operations. HCR will receive royalties in the low-single digits based on RedHill’s worldwide net revenues, subject to a cap, as well as interest on the outstanding term loan to be computed as the 3-month LIBOR rate plus a single-digit interest rate, depending on revenues generated. The term loan matures in six years with no principal payments required in the first three years. The loan can be prepaid at RedHill’s discretion, subject to customary prepayment fees, certain of which decrease over time.

R&D Highlights:

RHB-204 - Pulmonary Nontuberculous Mycobacteria (NTM) Infections
In light of positive data from an ongoing supportive non-clinical program, RedHill plans to initiate in mid-2020 a single, pivotal Phase 3 study evaluating RHB-204 as a first-line, stand-alone treatment for pulmonary NTM infections caused by Mycobacterium avium complex (MAC), subject to further input from the FDA.

RHB-104 - Crohn’s Disease
RedHill announced in October 2019 the full Week 52 results for all subjects in the previously announced positive Phase 3 randomized, controlled study of RHB-104 in Crohn’s disease (MAP US study) and supportive top-line results from the open-label extension Phase 3 study (MAP US2 study). The full Week 52 results of blinded treatment in the MAP US Phase 3 study with RHB-104 were consistent with the previously reported positive outcomes of the study.

The results from the MAP US study were presented at the American College of Gastroenterology (ACG) 2019 Annual Scientific Meeting in October. RedHill continues to evaluate the path toward potential approval of RHB-104 in the U.S.

ABC294640 (opaganib, Yeliva®) - Cholangiocarcinoma and Additional Indications
RedHill has completed the enrollment of the full cohort of 39 patients evaluable for efficacy in the Phase 2a study evaluating the activity of orally-administered ABC294640 in advanced cholangiocarcinoma. Preliminary data from the open-label Phase 2a study has indicated a signal of activity in a number of subjects with advanced cholangiocarcinoma. RedHill plans to submit this data for presentation at an upcoming scientific meeting. In light of this, and in light of positive data from a pre-clinical program evaluating ABC294640 in combination with additional actives, RedHill has added a second arm to the study, evaluating ABC294640 in combination with hydroxychloroquine, an anti-autophagy agent. Enrollment of patients to the second arm of the Phase 1/2a study is planned to be initiated in the first quarter of 2020. RedHill also plans to add a third arm to the study, evaluating ABC294640 in combination with RHB-107 (upamostat).

An investigator-sponsored study with ABC294640 in prostate cancer is planned to be initiated at the Medical University of South Carolina (MUSC) in the coming weeks. The study is supported by a National Cancer Institute (NCI) grant awarded to MUSC.

RHB-106 - Encapsulated Bowel Preparation
RedHill has regained the exclusive worldwide rights to RHB-106, a proprietary encapsulated formulation intended for the preparation and cleansing of the gastrointestinal tract prior to abdominal procedures and diagnostic tests. RedHill terminated its 2014 license agreement with Salix Pharmaceuticals Ltd. in January 2020 and is now planning the development path toward potential approval of RHB-106 in the U.S.

RHB-102 (Bekinda®) - Gastroenteritis and Gastritis
RedHill concluded a positive FDA meeting on the pediatric study plans required to potentially obtain pediatric labeling for RHB-102, in addition to the intended adult labeling. RedHill is currently working toward a confirmatory Phase 3 study to support a potential New Drug Application (NDA) for RHB-102 for acute gastroenteritis and gastritis, subject to FDA guidance. The confirmatory Phase 3 study will follow the successful completion of a first Phase 3 study for acute gastroenteritis and gastritis with RHB-102, the findings of which were published in JAMA Open Networks in November 2019.

Conference Call and Webcast Information:

The Company will host a conference call today, Wednesday, March 4, 2020 at 8:30 a.m. EST to review the financial results and operational highlights.

To participate in the conference call, please dial one of the following numbers 15 minutes prior to the start of the call: United States: +1-866-966-1396; International: +1-631-510-7495; and Israel: +972-3-721-7998; The access code for the call is: 4753535.

The conference call will be broadcast live and will be available for replay for 30 days on the Company's website, http://ir.redhillbio.com/events.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company, primarily focused on the commercialization and development of proprietary drugs for the treatment of gastrointestinal diseases. RedHill promotes the gastrointestinal drug Aemcolo®, for the treatment of travelers’ diarrhea and is planning to launch Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults. RedHill acquired rights to Movantik® for opioid-induced constipation. The acquisition remains subject to certain closing conditions and regulatory clearances. RedHill’s key clinical late-stage development programs include: (i) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (ii) RHB-204, with a planned pivotal Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) infections; (iii) RHB-102 (Bekinda®), with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (iv) ABC294640 (Yeliva®), a first-in-class SK2 selective inhibitor, targeting multiple oncology, inflammatory and gastrointestinal indications, with an ongoing Phase 1/2a study for cholangiocarcinoma; (v) RHB-106, an encapsulated bowel preparation, and (vi) RHB-107, a Phase 2-stage first-in-class, serine protease inhibitor, targeting cancer and inflammatory gastrointestinal diseases. More information about the Company is available at www.redhillbio.com.

About Talicia® (omeprazole magnesium, amoxicillin and rifabutin)

INDICATION AND USAGE
Talicia® is a three-drug combination of omeprazole, a proton pump inhibitor, amoxicillin, a penicillin-class antibacterial, and rifabutin, a rifamycin antibacterial, indicated for the treatment of Helicobacter pylori infection in adults.

To reduce the development of drug-resistant bacteria and maintain the effectiveness of Talicia® and other antibacterial drugs, Talicia® should be used only to treat or prevent infections that are proven or strongly suspected to be caused by bacteria.

IMPORTANT SAFETY INFORMATION CONTRAINDICATIONS
Talicia® contains omeprazole, a proton pump inhibitor (PPI), amoxicillin a penicillin-class antibacterial and rifabutin, a rifamycin antibacterial. It is contraindicated in patients with known hypersensitivity to any of these medications, any other components of the formulation, any other beta-lactams or any other rifamycin.

Talicia® is contraindicated in patients receiving rilpivirine-containing products.

Talicia® is contraindicated in patients receiving delavirdine or voriconazole.

Serious and occasionally fatal hypersensitivity reactions have been reported with omeprazole, amoxicillin and rifabutin.

Clostridioides difficile-associated diarrhea (CDAD) has been reported with use of nearly all antibacterial agents and may range from mild diarrhea to fatal colitis.

Talicia® may cause fetal harm. Talicia® is not recommended for use in pregnancy.

Talicia® may reduce the efficacy of hormonal contraceptives. An additional non-hormonal method of contraception is recommended when taking Talicia®.

Talicia® should not be used in patients with hepatic impairment or severe renal impairment.

Acute Interstitial Nephritis has been observed in patients taking PPIs and penicillins.

Cutaneous lupus erythematosus (CLE) and systemic lupus erythematosus (SLE) have been reported in patients taking PPIs. These events have occurred as both new onset and exacerbation of existing autoimmune disease.

The most common adverse reactions (≥1%) were diarrhea, headache, nausea, abdominal pain, chromaturia, rash, dyspepsia, oropharyngeal pain, vomiting, and vulvovaginal candidiasis.

To report SUSPECTED ADVERSE REACTIONS, contact RedHill Biopharma INC. at 1-833-ADRHILL (1-833-237-4455) or FDA at 1-800-FDA-1088 or www.fda.gov/medwatch.

Full prescribing information for Talicia® is available at http://bit.ly/2CozHNH.

About Aemcolo® (rifamycin)

INDICATION AND USAGE
Aemcolo® (rifamycin) is an orally-administered, delayed-release, non-systemic antibiotic approved for the treatment of travelers’ diarrhea caused by non-invasive strains of Escherichia coli (E. coli) in adults. Aemcolo® is the first antibiotic engineered with Cosmo Pharmaceuticals’ Multi Matrix Technology (MMX®). MMX technology is designed to deliver the active pharmaceutical ingredients in a delayed and controlled manner directly to the lower intestine.

IMPORTANT SAFETY INFORMATION
Aemcolo® is contraindicated in patients with a known hypersensitivity to rifamycin, any of the other rifamycin class antimicrobial agents, or any of the components in Aemcolo.

Aemcolo® is indicated for the treatment of travelers’ diarrhea (TD) caused by noninvasive strains of Escherichia coli in adults. It is not recommended for use in patients with diarrhea complicated by fever and/or bloody stool or due to pathogens other than noninvasive strains of E. coli.

The most common adverse reactions (incidence >2%) are headache and constipation.

Clostridium difficile-Associated Diarrhea has been reported with use of nearly all antibacterial agents and may range in severity from mild diarrhea to fatal colitis. Evaluate if diarrhea occurs after therapy or does not improve or worsens during therapy.

Aemcolo® should be swallowed whole. Do not crush, break or chew the tablets. Do not take Aemcolo® concomitantly with alcohol.

Risk of Persistent or Worsening Diarrhea Complicated by Fever and/or Bloody Stool: Aemcolo® was not shown to be effective in patients with diarrhea complicated by fever and/or bloody stool or diarrhea due to pathogens other than noninvasive strains of E. coli and is not recommended for use in such patients. Discontinue use if diarrhea gets worse or persists more than 48 hours and consider alternative antibacterial therapy.

To report SUSPECTED ADVERSE REACTIONS, contact RedHill Biopharma INC. at 1-833-ADRHILL (1-833-237-4455) or FDA at 1-800-FDA-1088 or www.fda.gov/medwatch.

Full prescribing information for Aemcolo® is available at www.aemcolo.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the timing for the launch of Talicia®, risks related to the closing of the acquisition of the rights to Movantik® and the funding of the non-dilutive royalty-backed term loan agreement with HCR, the timing of hiring sales representatives as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its therapeutic candidates and its FDA-approved products; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia® and Aemcolo® and following closing of the acquisition, Movantik®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 4, 2020. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Senior VP Business Development & Licensing RedHill Biopharma +972-54-6543-112 adi@redhillbio.com	IR contact (U.S.): Timothy McCarthy, CFA, MBA Managing Director, Relationship Manager LifeSci Advisors, LLC +1-212-915-2564 tim@lifesciadvisors.com

REDHILL BIOPHARMA LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended December 31,
	2019	2018	2017

	U.S. dollars in thousands
NET REVENUES	6,291	8,360	4,007
COST OF REVENUES	2,259	2,837	2,126
GROSS PROFIT	4,032	5,523	1,881
RESEARCH AND DEVELOPMENT EXPENSES, net	17,419	24,862	32,969
SELLING, MARKETING AND BUSINESS DEVELOPMENT EXPENSES	18,333	12,486	12,014
GENERAL AND ADMINISTRATIVE EXPENSES	11,481	7,506	8,025
OTHER EXPENSES	—	—	845
OPERATING LOSS	43,201	39,331	51,972
FINANCIAL INCOME	1,335	678	6,505
FINANCIAL EXPENSES	438	167	77
FINANCIAL INCOME, net	897	511	6,428
LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	42,304	38,820	45,544

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars):	0.14	0.17	0.26

REDHILL BIOPHARMA LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,
	2019	2018

	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	29,023	29,005
Bank deposits	10,349	8,271
Financial assets at fair value through profit or loss	8,500	15,909
Trade receivables	1,216	958
Prepaid expenses and other receivables	2,244	1,876
Inventory	1,882	769
	53,214	56,788
NON-CURRENT ASSETS:
Bank deposits	152	140
Fixed assets	228	163
Right-of-use assets	3,578	—
Intangible assets	16,927	5,320
	20,885	5,623
TOTAL ASSETS	74,099	62,411

CURRENT LIABILITIES:
Accounts payable	4,184	3,324
Lease liabilities	834	—
Accrued expenses and other current liabilities	5,598	7,057
	10,616	10,381

NON-CURRENT LIABILITIES:
Derivative financial instruments	—	344
Lease liabilities	2,981	—
Royalty obligation	500	500
	3,481	844
TOTAL LIABILITIES	14,097	11,225

EQUITY:
Ordinary shares	962	767
Additional paid-in capital	267,403	219,505
Accumulated deficit	(208,363)	(169,086)
TOTAL EQUITY	60,002	51,186

TOTAL LIABILITIES AND EQUITY	74,099	62,411

REDHILL BIOPHARMA LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2019	2018	2017
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(42,304)	(38,820)	(45,544)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	3,027	2,678	2,235
Depreciation	997	90	81
Write-off of intangible assets	—	—	845
Amortization of Intangible assets	216	—	—
Fair value adjustments on derivative financial instruments	(344)	(104)	(5,687)
Fair value losses on financial assets at fair value through profit or loss	(27)	137	127
Revaluation of bank deposits	(21)	35	(123)
Exchange differences in respect of lease liabilities	139	—	—
Exchange differences in respect of cash and cash equivalents	(94)	103	(367)
	3,893	2,939	(2,889)
Changes in assets and liability items:
Decrease (Increase) in trade receivables	(258)	570	(1,429)
Decrease (Increase) in prepaid expenses and other receivables	(368)	1,414	(1,728)
Decrease (Increase) in inventory	(1,113)	(116)	(653)
Increase (decrease) in accounts payable	860	(1,481)	4,745
Increase (decrease) in accrued expenses and other current liabilities	(1,459)	1,032	2,729
	(2,338)	1,419	3,664
Net cash used in operating activities	(40,749)	(34,462)	(44,769)
INVESTING ACTIVITIES:
Purchase of fixed assets	(168)	(23)	(146)
Purchase of intangible assets	(35)	(35)	(1,035)
Change in investment in current bank deposits	(2,069)	4,869	(13,000)
Purchase of financial assets at fair value through profit or loss	(4,325)	(6,976)	(21,923)
Proceeds from sale of financial assets at fair value through profit or loss	11,761	7,517	17,522
Net cash provided by (used in) investing activities	5,164	5,352	(18,582)
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares, net of issuance costs	36,300	41,902	22,216
Exercise of options into ordinary shares	5	361	3,437
Payment of principal with respect to lease liabilities	(796)	—	—
Repayment of payable in respect of intangible asset purchase	—	(500)	—
Net cash provided by (used in) financing activities	35,509	41,763	25,653
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(76)	12,653	(37,698)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	94	(103)	367
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	29,005	16,455	53,786
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	29,023	29,005	16,455
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	753	728	469
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	251
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	2,805	—	—
Purchase of an intangible asset in consideration for issuance of shares	11,788	—	—

____________________________
1 All financial highlights are approximate and are rounded to the nearest hundreds of thousands.
2 Including cash and short-term investments (bank deposits and financial assets at fair value).
3 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: http://bit.ly/2CozHNH.
4 Aemcolo® (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by non-invasive strains of Escherichia coli (E.coli) in adults. For full prescribing information see: www.Aemcolo.com.
5 Movantik® (naloxegol) is indicated for opioid-induced constipation (OIC). Full prescribing information see: www.movantik.com.

Company contact:
Adi Frish
Senior VP Business Development & Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Timothy McCarthy, CFA, MBA
Managing Director, Relationship Manager
LifeSci Advisors, LLC
+1-212-915-2564
tim@lifesciadvisors.com